Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2008	2007
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$139,756	$378,534
Add (deduct):
Equity in earnings of unconsolidated entities	(21,470)	(23,696)
Distributions from unconsolidated entities	7,047	2,321
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(5,160)	(4,465)
	120,173	352,694

Add fixed charges:
Consolidated interest expense (1)	41,380	57,801
Interest portion (1/3) of consolidated rent expense	12,080	11,321

	$173,633	$421,816

FIXED CHARGES:
Consolidated interest expense(1)	$41,380	$57,801
Capitalized interest	293	162
Interest portion (1/3) of consolidated rent expense	12,080	11,321
	$53,753	$69,284

RATIO OF EARNINGS TO FIXED CHARGES	3.23	6.09

Tax-effected preferred dividends	$22	$21
Fixed charges	53,753	69,284
Fixed charges and preferred dividends	$53,775	$69,305

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.23	6.09

(1)          Interest expense on income tax contingencies is not included in fixed charges.